                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
-------------------------------------------------------------------------------


                                 FORM 10-SB/A-1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                       ATLANTIC SYNDICATION NETWORK, INC.
-------------------------------------------------------------------------------
              (Exact name of Small Business Issuers in Its Charter)


NEVADA                                                           88-0325940
---------------------------------------------------         -------------------
   (State or other jurisdiction of                          (I.R.S. Employer
     incorporation or organization)                      Identification Number)

2140 West Charleston, Suite B, Las Vegas, Nevada                       89102
--------------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip code)


                                 (702) 388-8800
-------------------------------------------------------------------------------
                           (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

         Title of Each Class                    Name of Each Exchange on Which
         to be so Registered                     Each Class is to be Registered
         -------------------                    -------------------------------

               n/a                                         n/a


Securities registered under Section 12(g) of the Exchange Act:

                         Common Equity, Par Value $.001
-------------------------------------------------------------------------------
                                (Title of Class)


                                        ATLANTIC SYNDICATION NETWORK, INC.

                                                    FORM 10-SB

                                                 TABLE OF CONTENTS


                                                      PART I

NO.               TITLE                                                                                       PAGE NO.

Item 1.           Description of Business.......................................................................   3
Item 2.           Managements Discussion and Analysis or Plan of Operation......................................  11
Item 3.           Description of Property.......................................................................  15
Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management....................................................................................  15
Item 5.           Directors, Executive Officers, Promoters and Control Persons  ................................  16
Item 6.           Executive Compensation........................................................................  18
Item 7.           Certain Relationships and Related Transactions................................................  19
Item 8.           Description of Securities.....................................................................  19

                                                      PART II

Item 1.           Market Price of and Dividends on the Registrant's Common
                  Equity and other Shareholder Matters .........................................................  20
Item 2.           Legal Proceedings ............................................................................  21
Item 3.           Changes in and Disagreements with Accountants on
                  Accounting and Financial Disclosure...........................................................  21
Item 4.           Recent Sales of Unregistered Securities.......................................................  22
Item 5.           Indemnification of Directors and Officers.....................................................  25

                                                     PART F/S

                  Financial Statements .........................................................................  26

                                                     PART III

Item 1.           Index to Exhibits.............................................................................  26
Item 2.           Description of Exhibits.......................................................................  26
                  Signatures....................................................................................  27


                                   FORM 10-SB

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

         Atlantic Syndication Network, Inc. (the Registrant) was originally incorporated under the laws of the state of Nevada on September 25, 1978 as Casino Consultants, Inc. Prior to September 1992 the Registrant was non-operating. On September 15, 1992 the Registrant entered into an Agreement and Plan of Reorganization with Ad Show Network, Inc., a Nevada corporation, whereby the Registrant would acquire the assets of Ad Show Network, Inc., subject to liabilities, for shares of common stock in the Registrant. On September 15, 1992, prior to completion of the asset purchase Casino Consultants, Inc. changed its name to A.S. Network, Inc.

         On October 14, 1992, Casino Consultants, Inc. (A.S. Network, Inc.) filed an Amendment to its Articles of Incorporation changing the corporate name to Ad Show Network, Inc. On August 17, 1995, Registrant filed an amendment to the Articles of Incorporation changing the name to Atlantic Syndication Network, Inc.

         The asset purchase was accounted for as a tax free reorganization under Section 368(a)(i)(c) of the Internal Revenue Code of 1986, as amended. As a result, the acquiring Company, Casino Consultants, Inc. purchased 100% of the net assets of Ad Show Network ($690,975) and transferred 4,500,000 shares of its common stock in exchange for these assets. As this was an exempt isolated transaction, the securities received in such a transfer shall not be registered under federal or state securities laws.

          From the time of the asset purchase on September 25, 1992 until the Registrant changed it's name on May 25, 1995 to Atlantic Syndication Network, Inc., the Registrant's personnel and operations were engaged in the promotion and advertising of local businesses and products in locations such as the U.S. Post Offices through the use of automated computer kiosks. Successful development and implementation of advertising operations occurred, however; the U.S. Postal Service subsequently changed the U.S. Post Master and their contract personnel and policy in dealing with third party contractors. In making these changes the Postal Service caused he discontinuation of operations by the Registrant in Post Offices throughout the Western U.S. The Registrant's financial resources had been expended in developing this business and with the cessation of its kiosk advertising in late 1995 followed in early 1996 by an assignment of the Registrant's advertising operations to a third party. By year-end February 1996, the Registrant had an accumulated deficit in retained earnings of ($755,999). Corporate assets of $210,711 were nearly all non-liquid consisting primarily of organizational and development costs and fixed assets.

         The Registrant private placements as well as a capital restructuring during this period from 1995 through 1997. The Registrant, through a private placement, issued new shares from fiscal years 1995 through 1997 raising a total of $224,700. The amounts raised were $64,000, $67,500 and $93,200 respectively. Stock sold was at $ 0.50 per share. In addition to the private placement activity the Registrant also met with various note holders and accounts payable vendors and negotiated exchanges of 144 stock for various liabilities of the Registrant during this period.

         An important factor in the re-capitalization of the Registrant was the understanding by note holders and liability claimants that the management team was committed and that the future prospects of the Registrant did have value. This realization added to the sale of unregistered securities with debt converted to stock.

         There were also shares issued and accepted for services rendered. In the past two fiscal years 67,600 shares were issued resulting in $25,400 of notes payable and accounts payable being converted to 144 stock. Liability conversion took place at varying share valuations from $.19 per share to $.50 per share with debt conversion amounts being $20,000 and $5,400 respectfully for the fiscal years 1997 and 1998. In the most current 1998 fiscal year ending February 28, 1999 there were 429,600 shares of restricted stock issued for services rendered resulting in an increase in paid-in capital of $25,776.

         Part of the visualization of future potential lies in the management strength and commitment of the principal shareholders, Kent Wyatt and Sarah Wyatt. The principals also contributed to the re-capitalization and continued viability of the Registrant as they have not only worked for the past four years without substantive remuneration, but from 1995 through 1998 have loaned money to ASNI.

         These loans to the Registrant began with $15,660 advanced in 1995 and the current amount outstanding to the principals totals $83,915 as of fiscal year end February 28, 1999. The amount due shareholders in 1997 was $106,326, the $22,411 reduction in 1998 represents $22,411 repaid to shareholder in 1998.

         Private placement proceeds, capitalized liabilities of the Registrant, and advances from principal shareholders were used to redirect the Registrant's endeavors in design, development, production and distribution of multi-media television programs, commercials, and commissioned products requiring digital editing and computer animation. These products benefit from management's talent and experience in video production. The videotapes and television shows produced are Registrant owned, copyright protected and available for distribution via satellite, cable, and broadcast release.

         Previous year's revenues in 1998 and 1999 (February year end) are the results of consulting, editing, and advertisement sold from the Registrant's shows. Nature of operating costs are that total operating costs consist of general and administrative expenses, including non-cash charges resulting from depreciation and amortization, other expenses and also interest expense. At 1997 year end (February 1998) non-cash charges were depreciation $6,105. amortization $44,358. Other costs, which included rent, lease payments, contract labor, entertainment and miscellaneous, were $148,599 of which $5,000 was for services paid with stock. Interest amounted to $10,629. At 1998 year end (February 1999), non-cash charges were depreciation $7850 and amortization $56,065. Other costs, which included rent, lease payments, contract labor, entertainment, and miscellaneous, were $72,249, of which $7000 was for services paid with stock. Interest was for $22,970.

         Prior to February 28, 1999, Kent Wyatt and Sarah Wyatt, controlling 69.4% of the outstanding and issued stock. The value of the Registrant at year end was its cash on hand of $165,494 and the accumulated asset value of the television shows and video products the Registrant has produced and those it has developed and has ready for production. The Registrant has continued to rebuild its equity position from the low of a negative ($76,899) position at fiscal year end 1996 to a positive $24,017 at February 1998 year end, and most recently to a current February 1999 year end total of $155,102. The Registrant also has an operating loss carry forward of ($ 1,053,424) as of February year end 1999 to apply against future earnings.

         The historical audited financial statements presented are those of ASNI. The rights, preferences, privileges and restrictions of the common shares are fully described in Item 11 of this document entitled "Description of Securities." The principal offices of the Registrant are located in Las Vegas, Nevada and production facilities are located in Hollywood, California.

         Registrant concentrates on the development, production, and distribution of television programs and specific projects created for domestic and international markets. The goal is to produce powerful, effective television programming and commissioned projects and to be known as a notable provider of niche market television programs.

         The Registrant participates in the video production industry with state-of-the-art real time digital editing equipment and computer graphic stations with 2D/3D and animation capabilities. This in-house equipment provides a major cost savings in post-production expense and conforms to the necessary technology for broadcast production. The Registrant has a strong production team with top industry professionals experienced in production and distribution. These completed Television 'Shows' represent a long-term asset and establish an inventory for a video library of shows in different categories. Each show retains its own long-term residual value once shown, for generating additional and future income by airing all or part of these productions.

         Registrant's success over the past 4 years has been its ability to survive during a period of Show design, development, and packaging. The Registrant has created required brochures, marketing tools, and developed an advertising campaign for each show. Registrant also has a market advantage as the Registrant has strategically aligned itself with an international publisher and public relations firm to publish, accelerate promotion, and distribute niche market books tied to its Show Categories. It also has a strategic agreement with a manufacturer of home drug test kits. These drug test kits will be available for marketing through the Registrant's Intervention Show and videotapes.

         Registrant produces a superior product because of its ability to control the production process and maintain quality control through its creative development, production, and post production process. As broadcast editing standards are used with its state-of-the-art digital video equipment and personnel, the Registrant is able to produce television shows and videos at a reduced cost compared to using third party studio production vendors.

         REGISTRANT'S PRODUCT DEVELOPMENT INCLUDES THE
         FOLLOWING SHOW CATEGORIES:

The production of corporate owned projects includes Masters of the Martial Arts, Starring Sho Kosugi, Ninjaerobics, and The Stock Show.

         The Registrant produced Ninjaerobics in 1996 which aired in 1997; Masters of the Martial Arts in 1996 and 1997 which aired 1997 and 1998; The Stock Show produced and aired in 1997. These productions account for 60 weekly shows currently in the Registrant's video library archive. None are currently being rebroadcast or generating additional income at this date.

         Pre-production on the Intervention Show began in 1998 with actual production and post-production to be completed during 1999.

         ASNI created, developed, and is currently producing a video project for television and video entitled "Intervention" which will begin airing during the summer of 1999. The biggest problem confronting America families today is teenage drug and alcohol abuse. With one teenager dying every five days in San Diego County, California there are ~ 75 teenagers dying per year in San Diego or five times as many teenage fatalities as experienced in the Littleton, Colorado shooting disaster in the spring of 1999. The significant difference is that the problem isn't localized but is pervasive and is a disease that exists nation-wide. ASNI recognized and is participating in solving the problem. The Registrant is focusing on Intervention, a proven path to treatment and recovery for the disease of drug and alcohol abuse.

         The Registrant obtained the services of Dr. Sally St. John a Ph.D. and
Certified Substance Abuse Counselor.   Dr. St. John has extensive
experience in treating addiction, in intervention techniques, and in treating teenage drug abuse. Dr. St. John has had her own radio and TV shows and lectured to medical groups throughout the U.S., and is imminently qualified to host the Intervention Show. Of significance is the fact that the American Medical Association (AMA) recognized the problem of drug addiction as a disease in 1956. The American Society of Addiction Medicine has now implemented a certification program for doctors in drug and alcohol addiction. Tapes from the Intervention Show will be provided to schools, and appropriate agencies and institutions for educational use.

         The Show will feature Intervention problems, modern techniques, and current solutions for the millions of families faced with and involved with the disease of teenage drug abuse. Show profit producing areas are varied with the advertising and sponsorship revenues. Added profit areas are book revenues from intervention books sold through the show in cooperation with a publishing partner. Revenues will also come from sale of videotapes of each show to viewers, institutions, agencies, and members of the 4,000 drug coalition groups in the U.S. In addition, there will be revenues from the sale of in-home drug tests made available through the Show at a discount from the retail market price.

         To highlight the home drug test kit potential, it is noted that the sale of in-home drug test kits is one of the fastest growing segments of the pharmacological industry. Current sales according to news reports are in excess of a billion dollars and are projected to double during the next year.

         Of societal interest to concerned citizens is that the Registrant intends to participate with a non-profit foundation dedicated to promoting awareness and furthering Intervention for teenage addicts. 2.5% of the net earnings from ASNI's Intervention Show videotape sales will to go to the Angel Heart Foundation at such time as it receives it's non-profit corporate status. This non-profit corporation was established by Sarah Wyatt to insure that funds donated would be fully applied to empowering families faced with drug and alcohol abuse.

         Master of the Martial Arts Show - With the growth in popularity of Judo, Karate, Tae Kwon Do, Aikido and other oriental martial art forms over the past decade, the Registrant saw an opportunity to bring instructional knowledge and appreciation of these art forms to a wider audience. To this end the Registrant produced 50 segments of interviews with world-wide "Masters of the Martial Arts". Each show in this Show Category provides interviews with Masters of a given martial art form. These Shows are ready for re-release and the Registrant has regional and international TV distribution companies interested in syndication of the Show. As the Registrants cash flow increases sufficiently to acquire air time, the reintroduction of the Master of the Martial Arts will commence.

         Ninjaerobics Show - An out growth of the interest in martial arts has been the development of exercise classes, which focus on martial art techniques and movements. ASNI, recognizing this opportunity, designed and developed a Show Category called Ninjaerobics. Several Shows were produced but financial sponsors were not secured and financial requirements along with need to invigorate the instructional medium put this Show Category on hold.

         The Stock Show - With the biggest and longest Bull Market in the history of Wall Street beginning in the mid-1990s, ASNI conceived of and developed a Show Category it has named The Stock Show. The Stock Show sets, promotional materials, advertising kits, demonstration tapes, and show layouts have been developed, produced and are ready for full operational production. Several Shows were produced and tested over a period of three months. Initial acceptance of The Stock Show was very positive. ASNI's commitment to professional integrity; its long-term commitment to shareholders; and its own corporate policy toward maintaining and controlling intellectual property rights has necessitated keeping The Stock Show is on hold until proper financial backing can be secured. The developmental risk and time required to put The Stock Show together and to complete all the particulars required for production and operation are in place and consequently investor concerns and investment risk have been minimized toward operational deployment of The Stock Show.

         The Franchise Connection is a television show that's created to focus on one of the largest groups of business owners in the United States. The show has been developed in terms of format, brochures, advertising materials and concept. When produced, this show will provide exposure to franchisers, franchisees, their vendors and professional associates and provide information to those interested in owning their own business.

       The FCC regulates the television entertainment industry. The Registrant's philosophy in any of the Show Categories produced prohibits show violence or graphically depicting sex in any form; consequently, the Registrant's ability to operate once on the air is regulated primarily by its ability to obtain and retain sponsorship, sell advertising, and generate production fees.

        There are certain windows of opportunity available to Registrant as success breeds competition and capital investment for ASNI is necessary for each show to go into production and to be broadcast over the air. The Registrant does have a strong competitive position in terms of products, efficient production cost, and creative design of Show Categories. Given these factors and by capitalizing on viewer interest and responding with prompt customer service and by immediate delivery of products ordered; the proper steps will have been taken to help insure the Registrant's success.

        Each Show Category has its own unique specifications and production requirements, which are documented and adhered to throughout the entire production process. The following steps for The Stock Show illustrate this Production Process:

         Pre-Production - Potential candidates are screened for suitability and corporate research is conducted on each Registrant selected to be a guest on the Show. Planning and scheduling are critical as there are two (2) featured guests on each show and up to two other mini guest spots. The cost of support personnel becomes crucial and time must be carefully allocated. Pre-production factors included are: Set Design and Image Layout - Construction of Sets. Personnel Scheduled - Technical Director (1); Lighting Technicians (2); Sound Technician
(1); Director and Assistant Director (2); Cameramen (2); Grips (2); Tape Operator (1); Script Girl (1); Producers, segment producers, and Writers. Guests Scheduled - Sixteen guests scheduled and interviewed over 4 days each month.

         Production - Conducting interviews with scheduled guests is primary in the over-all process. A number of events have to be coordinated in order to create success:

         1. Design and layout of Show for advertising in the paper media and magazines.

         2.    Develop advertising kits and brochure for recruiting advertisers.

         3.    Develop brochure for recruiting guests who come on the Show.

         4. Secure Show Sponsor who, in turn, gets opening and closing entitlement.

         5.    Sell up to ten advertising segments for each show.

         6.    Select regions where the Show will air and purchase air time.

         7.    Schedule shoots for four days a month.

         8. Satellite feed of the Show to the various stations selected is arranged.

         Post-Production - Post-production is a fairly intense and pressure oriented time with a tight schedule requiring precision editing in order to meet the defined Show format. Twenty-minute interviews are edited into 5-minute segments for each featured guest. A quality control staff and edit staff oversees and verifies that each show segment is within the proper specifications. The digital and computerized editing includes blending guest spots with computer graphics and the advertisements. The aired broadcast is put into a video format which, in turn, becomes a revenue source as the guests use the videos for shareholders and other purposes. A re-edit of each interview frequently provides sufficient video for subsequent telecasts.

         Media Air time - Primarily, the Registrant purchases, as a syndicator, its regional Air time for each show from one of the regional TV stations either directly or from a media broker. However, the media and Air time are commodity items and as a TV series or show grows in popularity and viewer interest expands, the Air time becomes less expensive.

         To date the Registrant has aired shows in Southern California and on satellite via International Channel Network (ICN) which telecasts throughout the Western Hemisphere. The Registrant plans to telecast this year in the southwestern region of the United States and also via satellite.

         Registrant has 3 full-time employees and 2 part-time employees.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Registrant develops, produces, and distributes entertaining, educational, and informational television programming. The Company endeavors to present its programming on network, cable and public television.

         Primary income is generated from the sale of advertising and promotion during the shows and from companies who sponsor these shows.

         Recognizing the importance of reaching families in crisis due to alcohol and drug addiction, management is currently producing "Intervention", videotapes that focus on drug and alcohol abuse. The videotapes will initially be offered for sale via 1 and 2-minute infomercials and commercials aired on television with an (800) number provided for call-ins. To date, the Company has not marketed a videotape series in this manner, nor has it sold other products to viewers.

         The Registrant has a strategic relationship and agreement established with Promotion Publishing to publish books that compliment the Registrants projects and shows. This Agreement, provided herein as Exhibit 6.3, implements a venture to co-publish niche market books covering subject areas on shows that the Registrant is producing. These and other niche market books will be offered through productions such as the Intervention Show, which is scheduled to air in the summer of 1999.

         The Registrant also has an arrangement with Applied Biotech, Inc. (ABI) a manufacturer/wholesaler of home drug test kits for in-home use. Registrant intends to purchase their FDA diagnostic tests as a VAR (value added reseller) and include them as part of the Intervention videotape sales package.

         With each video on Intervention, the Registrant will make available to viewers a tape of the show featuring various experts, authors, and celebrities as well as real world situations involving teenage drug and alcohol abuse, and the recovery process. Other tapes covering this subject matter will also be available for purchase along with a book on Intervention. An in-home drug test kit and workbook will also be made available with each purchase. The Registrant has an 800 phone number providing ease of ordering for viewers.

REVENUES FROM OPERATIONS CAN BE ALLOCATED AS FOLLOWS:

Primary Income: Show revenues are generated from (1) sale of advertising and promotions to be shown during the show; (2) companies sponsoring the show because of its content; (3) video post-production services and (4) videotape sales.

Secondary revenues may be derived from sale of products made available during the course of a show such as added value products that complement videotape sales.

         It is anticipated that revenues will increase from interested sponsors for the Intervention videotape commercial and infomercial project as it begins airing. Many viability campaigns are currently on television that identify the problem and create interest in the drug and alcohol addiction programs and in-home drug testing.

YEAR  2000 ISSUE

         The Registrant has had outside consultants in to update and test the computers hardware and software. They have assured the Registrant that the computer systems they have are year 2000 compliant.

LIQUIDITY AND CAPITAL RESOURCES

         The Registrant's cash position at February 28, 1999 was $165,494, an increase of $161,523 from February 28, 1998. The increase was primarily attributable to $75,000 received in the placement of 300,000 shares of common stock of the Registrant and $100,000 received from an investor to participate in a profit sharing agreement for the Intervention Show.

         Working capital at 1998 year end (Feb. 28, 1999) was a negative (37,163). However, the current liabilities included $83,915 due the principal stockholder which, although this is currently due, no demand has or is intended to be made. This effectively would leave a positive working capital of $46,752.

RESULTS OF OPERATIONS

         During fiscal year ending February 28, 1998, the net profit before tax position deteriorated 68% from the 1997 year end loss of ($111,863) to a negative ($187,871). During this period, existing projects and shows were being developed. Revenues for 1997 and 1998 came from the sale of advertising for Registrant shows and were $24,000 and $24,950 respectively. Principals in the Registrant have restricted taking salaries and therefore the Registrants total operating expenses including General and Administrative costs, and other costs including interest, rent, lease payments, contract labor, entertainment, and misc. are used to reflect operations in 1997 and 1998. Total costs exceeded sales for 1997 and 1998 by 850% and 550%, respectively. The operating costs include non-cash items, which comprise 82% and 25% respectfully of the total costs. Depreciation and amortization for 1997 was $111,217 while 1998 is $50,463 and 1999 is $63,915. Depreciation and amortization dropped considerably in 1998 and 1999 compared to 1997 because of the now defunct Post Office Kiosk Project. Each year a portion of operating expenses has been capitalized as Project Development Costs. For
1997 and 1998 the amounts capitalized were $170,966 and $50,000, respectively.

         The Registrants Shows and developed projects are the principal assets of the Registrant. By the end of fiscal year (February 28, 1998), the Registrant had produced 50 weeks of "Masters of the Martial Arts" show. The Ninjaerobics Show and The Stock Show have been developed, produced and aired regionally; and, the Franchise Connection has been developed. These Shows are structured for a studio, investor, or other financial partner to participate in producing them as a weekly series.

         As identified in the Profit Participation Agreement (Exhibit 6.2) for the Intervention Show, the investor receives 80% of the net profits until his initial contribution is returned, then 50% of the net profit in perpetuity.

REGISTRANT

         Sales for 1998 (Feb 1999) increased $102,250 over 1997 primarily from increased consulting services.

         As in the two previous years the Registrant's principals restricted their salary draws and therefore the total operating expenses essentially reflect costs associated with Production of Shows and the resulting net profit (loss) before taxes is used for comparison purposes. At February 28, 1999 year end the Registrants total expenses declined 33% to $137,271. This reduction in expenses, helped reduce the net loss from the prior 1997 years deficit of ($187,871) to a deficit of only ($791) after depreciation.

         The Registrants working capital position at 1998 year end (Feb 28, 1999) was a negative ($37,163); however, this is before considering that current liabilities have consistently included notes due principal stockholders of $83,915, which, if added back, would provide for a positive working capital position of $46,752 at February 28, 1999.

         As of February 1998 year end, the former Ad Show Network assets were fully amortized.

         There was no Federal tax expense for the year ended February 28, 1999. The Registrant has a tax loss benefit to carry-forward of $1,034,856, which is available to offset future tax liabilities.

         The Registrant plans to expand its operations during the current fiscal year through putting on-air other Shows it has developed utilizing distribution management sectors. Specific Shows to be introduced are The Stock Show and the Ninja Aerobics Show. Each sector draws on its unique composition of businesses and industries requiring specialized sector advertising.

Distribution management is the term used to define regional acceptance of the Registrants products in a sector while delineating the advertising support network for each sector. This will be accomplished through selecting qualified sales personnel for each sector selected and pairing them with research specialists who evaluate the existing businesses and industries in a given sector along with the demographic makeup of each region. The Registrant plans to offer a broad range, multi-media service portfolio encompassing tapes, books, CDS, drug test kits, and newsletter subscription services.

ITEM 3.      DESCRIPTION OF PROPERTY.

         The Registrant maintains its corporate offices at 2140 West Charleston, Suite B in Las Vegas, Nevada. The Registrant has also maintained for the past four (4) years a 1,500 square foot production office located at 6363 Sunset Drive, Hollywood, California. These offices are on a month to month basis and the facility is located adjacent to the offices of Sho Kosugi, the star of the Registrants Master of Martial Arts Show and in proximity to many of the other music and technical support entities used during show production.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


TITLE OF    NAME AND ADDRESS OF            AMOUNT AND NATURE OF           PERCENT
OF CLASS    BENEFICIAL OWNER                BENEFICIAL OWNER              CLASS
Common      Kent G. Wyatt                      7,983,000 (1)              58.4%

Common      Sarah E. Wyatt                     1,505,000                  11.0%

Common      James Shadlaus                       210,000 (2)               1.5%

Common      Bill Madon                         1,050,000 (3)               7.7%

Common      Ramon Bonin                          600,000 (4)               4.4%

Common      Don B. Dale                           22,340 (5)      LESS THAN .1%

         Footnotes to Item 4 (percentages based on 13,667,100 shares outstanding): (1) The common shares listed include 450,000 shares held in joint tenancy with Sarah Wyatt, and 400,000 shares held as trustee in-trust for Kent G. Wyatt Jr. and Lisa Wyatt. (2) James Shadlaus was beneficial owner of 200,000 shares at fiscal year-end. Another 10,000 shares was acquired on March 2, 1999 for $.50 per share. As Director and Registrant promoter, he was granted warrants, valued at par value and to be issued during 1999, which entitle him to purchase up to 100,000 shares of stock in the Registrant. The warrants will run to 2009. (3) Bill Madon's address is 23072 via Celeste, Cota de Caza, CA 92679, he has no relationship with the Registrant other than as a shareholder. (4) Ramon Bonin is an investor in a profit participation agreement with the Registrant in its Intervention Drug and Alcohol Addition Show. (5) Don Dale was a nominee for the Board of Directors as of February 28, 1999, and was subsequently elected to the Board on May 4, 1999. Shares owned include 17,340 shares acquired March 1, 1999 at $0.50 per share resulting from conversion of a note. As a Director he was granted warrants, valued at par and to be issued during 1999, which entitle him to purchase up to 225,000 shares of stock in the Registrant. Warrants were purchased at $.01 per share valuation and must be exercised in whole or part at $.25 per share by February 28, 2009. Warrants were granted for services rendered and/or for director services or commitments to advise the Registrant.

ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


NAME               AGE        POSITION/OFFICE                       TERM      SERVED SINCE

Kent G. Wyatt Sr.  59         Director, President, CEO               1 yr.    9/92

Sarah E. Wyatt     59         Director, Corporate Secretary          1 yr.    9/92

James Shadlaus     49         Director, Treasurer                    1 yr.    5/95

Don B. Dale        57         Director                               1 yr.    5/99

Ramon Bonin        60         Profit Participation Partner           n/a      n/a

KENT G. WYATT, SR. - Mr. Wyatt brings over 20 years of combined experience in business management which includes television and film production. He served as executive producer and producer of shows such as, This is San Francisco, which featured many celebrities and entertainment personalities and other outstanding professional guests. Mr. Wyatt has produced weekly series, television specials, and written, produced, and sold commercials for national corporations including New York Life Insurance, Pizza Hut, City of Las Vegas, Prudential, and Thrifty Car Rental. He attended Colorado University where he majored in business administration. He is committed to expanding Registrant operations and on-line distribution of Registrant developed shows in a cost-effective manner. His vision is for Registrant to become a recognized leader in quality television programming and, through niche market shows like the Intervention Show, improve the quality of life for teenagers suffering from drug and alcohol abuse. Mr. Wyatt also successfully built and managed a nationwide chain of several hundred dealerships under the name of Centurion Design Wall Printing in the 1970's, which he sold in 1985. He has maintained a California real estate broker license since 1968.

SARAH E. WYATT - Ms. Wyatt has extensive business and management experience and is well qualified as Registrants Administrative Officer, Corporate Secretary and Director. She manages client relations and coordinates production personnel and studio facilities. She is senior producer and chief writer of the Intervention Show. She served as co-producer of the show Masters of the Martial Arts starring Sho Kosugi. She has a degree in French from The Union Institute. She supervised all commercial advertising production for Ad Show Network, the predecessor to ASNI, and was co-owner and administrative manager of the Centurion Design Wall Printing business in the 1970's and early 1980's with her husband, Kent Wyatt.

JAMES SHADLAUS - Mr. Shadlaus brings twenty-four years of combined experience in finance, accounting, mortgage banking, and corporate management to the Registrant. He was a founder and majority owner of Lenders Corporation, a full service financial services firm with approximately 200 employees, which completed financing of over Two Billion Dollars. He also served as Chief Financial Officer and Executive Vice President of Lenders Corporation. Mr. Shadlaus graduated Magna Cum Laude from California State University in Northridge with a Masters of Science in Accounting, and currently acts as a partner and consultant to various corporations in the area of financing, mergers, and stock or bond financing.

DON B. DALE - Mr. Dale comes to the Registrant's Board with over 30 years of combined experience in banking, finance, and corporate management. He held a number of executive positions with San Diego National Bank serving as Executive Vice President, Chief Financial Officer, and Director; and President of the Bank Subsidiaries. Prior to leaving in 1985, he grew the bank to $130 million dollars in footings and premier bank status in 4 years. Mr. Dale was a registered member of NASD in the early 1990is and retired from financial and business consulting in 1996. Mr. Dale graduated from the University of Kansas and holds his Masters in Business Administration from Long Beach State University. Mr. Dale assists several non-profit entities including United States Internet Genealogical Society and PARTS, a teenage drug abuse program.

RAMON BONIN - Mr. Bonin, president of Dynamic Builders, is nationally regarded for his expertise and skill in real estate development and is widely acclaimed as one of the largest industrial real estate builders and developers in Los Angeles, California. Mr. Bonin shares with the principals of ASNI a mutual desire to contribute to the education of families faced with the disease of alcohol and drug addiction. He participates as a profit sharing partner in its Intervention Show videotapes.

         Of the above listed Officers and/or Directors two were involved with a business which had a bankruptcy petition filed by them. Kent Wyatt and Sarah Wyatt owned Centurion Enterprises, Ltd., whose primary asset was a commercial building. As a result of the Savings and Loan debacle than ran from 1988 through 1994, the building became empty and on depletion of all corporate and personal resources the only alternative left in 1993 was to file corporate and personal bankruptcy. The lender on the building took back the real estate and Centurion Enterprises had no other liabilities. None of the above officers or directors have been convicted in a criminal proceeding or been subject to a pending criminal proceeding nor been subject to any order, judgment, or decree which would permanently or temporarily enjoin, bar, suspend or otherwise limit their involvement in any type of business, securities or banking activities. None of them has been found to have violated any Federal or State securities or commodities law.

ITEM 6.     EXECUTIVE COMPENSATION.

Employment Contracts:  There are no employment contracts in place.

Over the years two key full time employees, Kent Wyatt, CEO and Sarah Wyatt, Secretary, received most of their compensation in 1997 (year-end Feb 1998) with the issuance of 5,000,000 shares of stock. Cash payment to these employees for fiscal year-end February 28, 1997, 1998 and 1999 was $13,600, $32,205 and $10,000 respectively. Additional compensation to the Wyatt's is interest payments made to them for monies they advanced to the Registrant. This payment for fiscal year-end February 28, 1997, 1998 and 1999 was $-0-, $-0- and $10,305, respectively.

As of March 1, 1997, Registrant's debt to these principal stockholders was $106,325 and at year-end February 28, 1999 the debt had been reduced to $83,915.

Management salaries of $120,000 for Kent Wyatt and $60,000 for Sarah Wyatt have been approved by the Board of Directors as of May 4, 1999.

Options/Stock Appreciation Rights - There are no stock options or stock appreciation rights currently effective.

Aggregated Option/SAR Exercises Fiscal Year End Option/SAR - There are no
SAR's.

Long Term Incentive Plan ("LTIP") Awards - There are no long-term incentive plans in place. The Board has authorized management of the Registrant to investigate various insurance programs and to use its discretion to secure a program; which, if purchased, would also provide for management succession and continuation of Registrant operations.

Compensation of Directors There is no cash compensation for directors other than expenses directly associated with Director Meetings. The two outside Directors were granted warrants to purchase stock of the Registrant on May 4, 1999 as follows: Jim Shadlaus granted warrant to purchase up to 100,000 shares and Don Dale granted warrants to purchase up to 225,000 shares. Warrants were purchased at $.01 per share valuation and must be exercised in whole or part at $.25 per share by February 28, 2009. Warrants were granted for services rendered and/or for director service or commitments to advise the Registrant.

ITEM 7.  CERTAIN RELATIONS AND RELATED TRANSACTIONS.

         There were no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8.     DESCRIPTION OF SECURITIES.

         (a) COMMON STOCK. At September 1, 1999 the Registrant had 13,806,440 shares of its common stock issued and outstanding. Of the outstanding shares 857,500 were free trading and 12,948,940 were restricted.

         Registrant's Articles of Incorporation, filed September 25, 1978 were amended October 14, 1992 and authorized the issuance of up to 50,000,000 of Registrant's common equity shares with a par value of .001 and 500,000 preferred shares with a par value of .001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion; from funds legally available therefor.

         In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         (b) PREFERRED STOCK. At February 28, 1999 the Registrant had 500,000 shares of preferred stock authorized at a par value of $.01. None of the Registrant's preferred stock is issued and outstanding.

         Article 4th of the Amended Articles of Incorporation of the Registrant set forth in Exhibit 3.2 hereto permits the Board of Directors to issue one (1) or more series of Preferred Stock in such amounts and under such conditions as the Board may decide, in that the Registrant has no plans to issue Preferred stock in the foreseeable future, accordingly the Registrant has not addressed or does it plan to address the specific terms and conditions of any such series of Preferred stock.

         (a) STOCK TRANSFER RESTRICTIONS: The following stock transfer restrictions are set forth in the Registrant's By-Laws. ARTICLE IV SECTION 5. The Stock Transfer Books shall be closed for all meetings of the stockholders for the period of 10 days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

         Notwithstanding this stock transfer restriction, the Registrant has waived this restriction and all shareholders have been and will continue to have the ability to transfer their respective shares during this 10 day period.

                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         (a) MARKET INFORMATION: The Registrant's common stock trades on the OTC Bulletin Board under the symbol ASNI. The Registrant's common stock price at close of business on August 1, 1999 was $.25 per share.

         (b) PRICE RANGE: The following is the range of the high and low bids for the Registrant's common stock for each quarter within the last two fiscal years as determined by over-the-counter market quotations. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                        1998                             1997
                      --------                         --------

QUARTER               HIGH BID          LOW BID        HIGH BID      LOW BID
Feb                     .25              .01             .25          .125

May                     .25              .01             .25          .125

Aug.                    .25              .01             .25          .125

Nov.                    .25              .01             .25          .125

         (c) HOLDERS: The Registrant has approximately 142 common stock shareholders.

         (d) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

         (e) CRITERIA FOR LISTING ON NASDAQ SMALLCAP MARKET: The Issuer at this time does not satisfy the minimum criteria for listing on the NASDAQ Smallcap Market.

ITEM 2.    LEGAL PROCEEDINGS.

         The Registrant is not presently involved in any litigation.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

    The accountant has not resigned, declined to stand for re-election nor were they dismissed. The principal accountant's report on the financial statements for the past two years contains no adverse opinion for the 1998 fiscal year ending February 28, 1999 nor disclaimer of opinion. The accountants audited report for the fiscal year-end February 1997 did present its report assuming the Registrant continues as a going concern due to previous years operating losses and need for capital or project financing, both of which were obtained in fiscal year 1998. During the past two years neither audited statement was modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.

         (a) RECENT SALES: The Registrant had the following stock issuances within the last three years. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

                             MARCH 1, 1996 TO FEBRUARY 28, 1997

         DATE              CLASS          NO. OF SHARES        CONSIDERATION        AMOUNT
    1.   03-01-96          Common            12,000                Services        $    240
    2.   04-04-96          Common             9,000                Conversion         7,200
    3.   04-04-96          Common             9,000                Services             180
    4.   04-04-96          Common             4,500                Conversion         3,600
    5.   04-04-96          Common             3,000                Conversion         2,400
    6.   04-08-96          Common             3,200                Purchase           1,600
    7.   04-22-96          Common            30,000                Services             600
    8.   04-22-96          Common             3,000                Conversion         2,400
    9.   04-22-96          Common             4,500                Conversion         3,600
   10.   04-22-96          Common             1,500                Conversion         1,200
   11.   04-22-96          Common             3,200                Purchase           1,600
   12.   05-20-96          Common            12,000                Conversion         9,600
   13.   06-13-96          Common           100,000                Services           2,000
   14.   07-19-96          Common           150,000                Purchase          75,000
   15.   07-19-96          Common            25,000                Services             500
   16.   07-19-96          Common           120,000                Conversion        54,370
   17.   07-24-96          Common             5,000                Services             100
   18.   07-29-96          Common            25,000                Services             500
   19.   11-22-96          Common           120,000                Services           2,400
   20.   11-22-96          Common           150,000                Purchase          75,000
   21.   11-27-96          Common            25,000                Services             500
   22.   12-20-96          Common             3,000                Services              60
   23.   02-28-97          Common            75,000                Conversion        31,000
                                             ------                                --------
                                TOTAL       892,900                                $275,650
                                            =======                                ========

   SUMMARY

                  Services                  354,000                                $  7,080

                  Purchases                 306,400                                 153,200

                  Conversion                232,500                                 115,370
                                            -------                                --------

                                TOTAL       892,900                                $275,650
                                            =======                                ========

                                        MARCH 1, 1997 TO FEBRUARY 28, 1998



         DATE              CLASS          NO. OF SHARES                  CONSIDERATION           AMOUNT
   1.  05-22-97            Common            5,000,000                      Services            $  5,000
   2.  05-22-97            Common              605,000                      Purchase              54,000
   3.  08-28-97            Common                6,000                      Conversion             3,000
   4.  09-15-97            Common               32,000                      Purchase               3,372
   5.  09-15-97            Common                6,000                      Conversion             3,000
   6.  09-15-97            Common              400,000                      Purchase              42,178
   7.  12-24-97            Common               28,000                      Conversion            14,000
                                             ---------                                          --------

                                TOTAL        6,077,000                                          $125,000
                                             =========                                          ========


   SUMMARY

        Services                             5,000,000                                          $  5,000

        Purchases                            1,037,000                                           100,000

        Conversion                              40,000                                            20,000
                                             ---------                                          --------

                               TOTAL         6,077,000                                          $125,000
                                             =========                                          ========

                             MARCH 1, 1998 TO FEBRUARY 28, 1999

         DATE              CLASS        NO. OF SHARES         CONSIDERATION               AMOUNT
    1.   06-08-98          Common           25,000              Services                  $  1,500
    2.   06-08-98          Common           50,000              Purchase                    12,500
    3.   08-12-98          Common            9,600              Conversion                   1,920
    4.   10-22-98          Common           10,400              Purchase                     2,600
    5.   10-22-98          Common            6,000              Conversion                   1,080
    6.   10-22-98          Common           13,000              Services                       780
    7.   10-22-98          Common            1,600              Services                        96
    8.   10-22-98          Common           10,000              Purchase                     2,600
    9.   10-22-98          Common          200,000              Services                    12,000
   10.   10-22-98          Common          100,000              Services                     6,000
   11.   10-22-98          Common           50,000              Services                     3,000
   12.   10-22-98          Common           12,000              Conversion                   2,400
   13.   11-09-98          Common           13,600              Purchase                     3,400
   14.   11-18-98          Common           18,400              Purchase                     4,600
   15.   11-18-98          Common           40,000              Services                     2,400
   16.   01-17-99          Common          300,000              Purchase                    75,000
                                           -------                                          ------

                               TOTAL       860,000                                        $131,876
                                           =======                                        ========

   SUMMARY

        Services                           429,600                                       $  25,000

        Purchases                          402,800                                         100,700

        Conversion                          27,600                                           5,400
                                           -------                                        --------
                               TOTAL       860,000                                        $131,876
                                           -------                                        --------
                                           -------                                        --------

         (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of all of the common shares listed at Item 12(a), such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (the "Act"), SEC Regulation D, Rule 504 of the Act ("Rule 504") and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and 78.3791 (collectively, the "Nevada Statutes").

         In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

         1. That he had the ability to bear the economic risks of investing in the shares of the Registrant.

         2. That he had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

         3. That he had a certain net worth sufficient to meet the suitability standards of the Registrant.

         4. That the Registrant has made available to him, his counsel and his advisors, the opportunity to ask questions and that he has been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

PURCHASED FOR CASH DURING FISCAL YEAR FEBRUARY 28, 1999


TITLE                       SHARE AMOUNT                NAME
Common                       300,000                    Ramon Bonin
Common                        50,000                    Robbins Residual Trust
Common                        32,000                    Narcisco Avila
Common                        10,400                    Ed Avila
Common                        10,400                    Guadalupe Portillo


NOTES CONVERTED


TITLE                         SHARE AMOUNT               NAME

Common                          12,000                   Narcisco Avila
Common                           9,600                   Guadalupe Portillo
Common                           6,000                   David Harjung


SERVICES RENDERED


TITLE                         SHARE AMOUNT               NAME
Common                         25,000                    Bill Robbins
Common                        200,000                    Carmine Bua
Common                        100,000                    James Shadlaus
Common                         50,000                    Kent Wyatt, Jr.
Common                         40,000                    Sho Kosugi
Common                         14,600                    Ed Avila
                              -------

                      TOTAL   860,000
                              -------
                              -------

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act or omission by any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (I) for acts or omissions which involve intentional misconduct, fraud or (ii) a knowing violation of law, or
(iii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statues. Although the state statues allow for indemnification of officers and directors, the Federal Securities and Exchange rules prohibit indemnification of officers and directors of publicly held companies.

                                  PART F/S

     The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:

                              FINANCIAL STATEMENTS


              NO.           DESCRIPTION
              FS-1          Atlantic Syndication Network, Inc. Balance Sheets
                            Years Ending February 28, 1999 and 1998

              FS-2          Atlantic Syndication Network, Inc. Statements of
                            Income and Expenses For the Years Ended February 28,
                            1999 and 1998

              FS-3          Atlantic Syndication Network, Inc. Statements of
                            Stockholders' Equity For the Years Ended February
                            28, 1999 and 1999.

              FS-4          Atlantic Syndication Network, Inc. Statements of
                            Cash Flows For the Years Ended February 28, 1999 and
                            1998.


                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

         The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2.  DESCRIPTION OF EXHIBITS.

         The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:


              EXHIBIT NO.          DESCRIPTION

                  2                CHARTER AND BY-LAWS
                           2.1     Articles of Amendment of Casino
                                   Consultants, Inc.

                           2.2     Articles of Incorporation of Casino
                                   Consultants, Inc.


                           2.3     Articles of Amendment of A.S. Network, Inc.

                           2.4     By-Laws of Registrant

                  3-NONE           INSTRUMENTS DEFINING THE RIGHTS OF
                                   SECURITY HOLDERS

                  5-NONE           VOTING TRUST AGREEMENTS

                  6                MATERIAL CONTRACTS

                           6.1     Plan of Reorganization between
                                   Casino Consultants, Inc. and
                                   Ad Show Network, Inc. (now ASNI).

                           6.2     Profit Participation Agreement

                           6.3     Agreement with Promotion Publishing
                                   Company.

                   7-NONE          MATERIAL FOREIGN PATENTS

                  27               FINANCIAL DATA SCHEDULE


                                   SIGNATURES

         In accordance with Section 12 the Securities and Exchange Act of 1934 the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ATLANTIC SYNDICATION
                                             NETWORK, INC.



DATED: October 25, 1999                      BY: /s/ KENT G. WYATT
                                                ------------------------
                                                KENT G. WYATT
                                                 President

                              FINANCIAL STATEMENTS


              NO.           DESCRIPTION
              FS-1          Atlantic Syndication Network, Inc. Balance Sheets
                            Years Ending February 28, 1999 and 1998

              FS-2          Atlantic Syndication Network, Inc. Statements of
                            Income and Expenses For the Years Ended February 28,
                            1999 and 1998

              FS-3          Atlantic Syndication Network, Inc. Statements of
                            Stockholders' Equity For the Years Ended February
                            28, 1999 and 1999.

              FS-4          Atlantic Syndication Network, Inc. Statements of
                            Cash Flows For the Years Ended February 28, 1999 and
                            1998.

                                 EXHIBIT FS-1


                      ATLANTIC SYNDICATION NETWORK, INC.
                        BALANCE SHEETS YEARS ENDING
                         FEBRUARY 28, 1999 AND 1998

                                     A S N I

                       ATLANTIC SYNDICATION NETWORK, INC.

                         ------------------------------
                          Audited Financial Statements

                           February 28, 1999 and 1998

                         ATLANTIC SYNDICATION NETWORK, INC.

                                 TABLE OF CONTENTS

                             FEBRUARY 28, 1999 and 1998

INDEPENDENT AUDITOR'S REPORT . . . . . . . . . . . . . . . Page       1


FINANCIAL STATEMENTS:

         Balance Sheets . . . . . . . . . . . . . . . . . .Page       2

         Statements of Income and Expenses  . . . . . . . .Page       3

         Statements of Stockholders' Equity . . . . . . . .Page       4

         Statements of Cash Flows . . . . . . . . . . . . .Page       5


NOTES TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . .Page       6

[LETTERHEAD]







                          INDEPENDENT AUDITOR'S REPORT

To:      Board of Directors
         ATLANTIC SYNDICATION NETWORK, INC.
         Las Vegas, Nevada

We have audited the accompanying balance sheet of ATLANTIC SYNDICATION NETWORK, INC. (a Nevada corporation), as of February 28, 1999 and 1998 and the related statements of income and expenses, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of ATLANTIC SYNDICATION NETWORK, INC. at February 28, 1999 and 1998 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

SELLERS & ASSOCIATES, P.C.

Sellers & Associates, P.C.

April 26, 1999
Ogden, Utah

                       ATLANTIC SYNDICATION NETWORK, INC.
                                 Balance Sheets
                            Years Ending February 28,

                                   A S S E T S                  1999           1998
                                                            ------------   -----------

Current Assets
     Cash                                                   $   165,494    $     3,971
     Investments                                                   --            5,620
     Prepaid Expense                                               --           24,000
     Assets Held For Sale                                        20,000         30,000
                                                            ------------   -----------
          Total Current Assets                                  185,494         63,591
                                                            ------------   ------------

Property and Equipment, Net                                      23,374         28,224
                                                            ------------   ------------
          Net Property and Equipment                             23,374         28,224
                                                            ------------   ------------

Other Assets
    Project Development Costs                                   346,371        220,966
    (Accumulated) Amortization-Project Development Costs        (97,022)       (47,498)
    Initial Organization & Franchise Development Costs          205,098        205,098
    (Accumulated) Amortization - All Other                     (205,098)      (198,557)
                                                            ------------   ------------
          Net Other Assets                                      249,349        180,009
                                                            ------------   ------------

                                                            $   458,217    $   271,824
                                                            ------------   ------------
                                                            ------------   ------------

          L I A B I L I T I E S   A N D   S T O C K H O L E R S'  E Q U I T Y

Current Liabilities
     Accounts Payable                                       $    21,668    $    43,184
     Notes Payable                                                7,074          7,830
     Refundable Deposits                                         10,000         14,804
     Due to Stockholder                                          83,915        106,326
     Deposit For Project Development                            100,000          -
                                                            ------------   ------------
          Total Current Liabilities                             222,657        172,144
                                                            ------------   ------------
Long-Term Liabilities                                            80,458         75,663
                                                            ------------   ------------
          Total Liabilities                                     303,115        247,807
                                                            ------------   ------------

Stockholders' Equity
     Preferred Stock, $.01 par value,
     authorized 500,000 shares,
     issued and outstanding -none
     Common Stock, $.001 par value, authorized
     50,000,000 shares, issued and outstanding 13,667,100
     shares at 2-28-98 and 12,807,100 shares at 2-28-98          13,667         12,807
     Additional Paid-In Capital                               1,197,959      1,066,943
     Retained Earnings (Deficit)                             (1,056,524)    (1,055,733)
                                                            ------------   ------------
          Net Stockholders' Equity                              155,102         24,017
                                                            ------------   ------------

          Total Liabilities and Stockholders' Equity        $   458,217    $   271,824
                                                            ------------   ------------
                                                            ------------   ------------

See Accompanying Independent Auditor's Report and Notes
to the Financial Statement                                           Page 2

                                 EXHIBIT FS-2


                      ATLANTIC SYNDICATION NETWORK, INC.
                      STATEMENTS OF INCOME AND EXPENSES
                FOR THE YEARS ENDED FEBRUARY 28, 1999 AND 1998


                      ATLANTIC SYNDICATION NETWORK, INC.
                      Statements of Income and Expenses
                       For the Years Ended February 28,


                                                                       1999                     1998
                                                                ------------------       ------------------
Revenues                                                        $          127,200       $           24,950
                                                                ------------------       ------------------

Operating Expenses
          Amortization                                          $           56,065       $           44,358
          Depreciation                                                       7,850                    6,105
          Interest                                                          22,970                   10,629
          All Other Costs                                                  157,015                  198,599
          (Less) Capitalized as Project Development Costs                 (106,629)                 (50,000)
                                                                ------------------       ------------------

                    Total Operating Expenses                               137,271                  209,691
                                                                ------------------       ------------------

Income (Loss) from Operations                                              (10,071)                (184,741)

Forgiveness of Debt                                                          9,900                     -

(Loss) on Reduction of Investment from Cost to Market                         -                      (3,130)

(Loss) on Sale of Investment                                                  (620)                    -
                                                                ------------------       ------------------

Net (Loss) Before Income Taxes                                                (791)                (187,871)

Provision for Income Taxes                                                    -                        -

Net (Loss)                                                      $             (791)      $         (187,871)
                                                                ------------------       ------------------
                                                                ------------------       ------------------

Net (Loss) Per Share of Common Stock                            $           (0.000)      $           (0.017)
                                                                ------------------       ------------------
                                                                ------------------       ------------------

Weighted Average Shares Outstanding During the Period                   13,082,517               11,267,850
                                                                ------------------       ------------------
                                                                ------------------       ------------------


SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT AND NOTES TO THE FINANCIAL
STATEMENT

                                  EXHIBIT FS-3

                       ATLANTIC SYNDICATION NETWORK, INC.
                     STATEMENTS OF STOCKHOLDERS' EQUITY FOR
                  THE YEARS ENDED FEBRUARY 28, 1999 AND 1998.

                      ATLANTIC SYNDICATION NETWORK, INC.
                      Statements of Stockholders' Equity
                For the Years Ended February 28, 1999 and 1998



                                                                                        Additional
                                       Preferred Stock           Common Stock            Paid-In-        Accumulated       Total
                                   Shares     Amount        Shares         Amount        Capital           Deficit         Equity
                                  --------   --------   -------------   -------------   -------------   -------------   -----------
Balance as of February 28, 1997      -       $  -           6,730,100  $        6,730  $   948,020          (867,862)       $ 86,888
Net (Loss) for the year ended
  February 28, 1998                                                                                         (187,871)      (187,871)
Sale of unregistered stock                                  1,037,000           1,037       98,963                          100,000
Debt converted to stock                                        40,000              40       19,960                           20,000
Stock for services rendered                                 5,000,000           5,000          -                              5,000
                                  --------   --------   -------------   -------------   -------------   -------------   -----------
Balance as of February 28, 1998      -       $  -          12,807,100  $       12,807  $    1,066,943   $ (1,055,733)      $ 24,017
Net (Loss) for the year ended
  February 28, 1999                                                                                             (791)          (791)
Sale of unregistered stock                                    402,800             403         100,297                       100,700
Debt converted to stock                                        27,600              28           5,372                         5,400
Stock for services rendered                                   429,600             429          25,347                        25,776
                                  --------   --------   -------------   -------------   -------------   -------------   -----------
Balance as of February 28, 1999      -       $  -          13,667,100  $       13,667  $    1,197,959  $  (1,056,524)  $    155,102
                                  --------   --------   -------------   -------------   -------------   -------------   -----------
                                  --------   --------   -------------   -------------   -------------   -------------   -----------



See Accompanying Independent Auditors Report and Notes to the Financial
Statement

                                  EXHIBIT FS-4

                       ATLANTIC SYNDICATION NETWORK, INC.
                          STATEMENTS OF CASH FLOWS FOR
                  THE YEARS ENDED FEBRUARY 28, 1999 AND 1998.


                                            ATLANTIC SYNDICATION NETWORK, INC.
                                                Statements of Cash Flows
                                             For the Years Ended February 28,

CASH FLOWS FROM OPERATING ACTIVITIES                                                          1999                   1998
------------------------------------------------------------------------              ------------------     ------------------
   Net Income (Loss)                                                                  $             (791)    $         (187,871)
                                                                                      ------------------     ------------------

        Adjustments to reconcile Net Income to Cash Flows
        from Operating Activities
             Depreciation and Amortization                                                        63,915                 50,463
             Decrease in Assets Held For Sale                                                     10,000                 14,793
             Decrease in Prepaid Expenses                                                         24,000                -
             (Decrease) in Accounts Payable                                                      (21,516)               (19,485)
             Increase in Deposit For Project Development                                         100,000                -
             Stock Issued For Services in Lieu of Cash                                             7,000                  5,000
                                                                                      ------------------     ------------------

        Total Adjustments                                                                        183,399                 50,771
                                                                                      ------------------     ------------------

        Net Cash Provided (Used) by Financing Activities                                         182,608               (137,100)
                                                                                      ------------------     ------------------


CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------------------------------------

        (Increase) Decrease in Investments                                                         5,620                 (5,620)
        (Increase) in Property & Equipment                                                        (3,000)               (19,173)
        (Increase) in Other Assets                                                              (106,629)               (50,000)
                                                                                      ------------------     ------------------

        Net Cash (Used) by Investing Activities                                                 (122,785)               (74,793)
                                                                                      ------------------     ------------------


CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------

        Increase in Notes Payable                                                                  9,439                 50,080
        Increase (Decrease) Funds Advanced by Shareholder                                        (22,411)                67,112
        (Decrease) in Refundable Deposits                                                         (4,804)                (3,358)
        Funds Raised from Stock Issued                                                           100,700                100,000
                                                                                      ------------------     ------------------

        Net Cash Provided (Used) by Financing Activities                                          82,924                213,834
                                                                                      ------------------     ------------------

Increase in Cash and Cash Equivalents                                                            161,523                  1,941

Cash at Beginning of Year                                                                          3,971                  2,030
                                                                                      ------------------     ------------------

Cash at End of Year                                                                   $          165,494     $            3,971
                                                                                      ------------------     ------------------
                                                                                      ------------------     ------------------


SUPPLEMENTARY CASH FLOW INFORMATION
------------------------------------------------------------------------


        Interest Paid                                                                 $           22,970     $           10,629
                                                                                      ------------------     ------------------
                                                                                      ------------------     ------------------

Non-Cash Item:


        Total Stock Issued in Lieu of Cash                                            $           31,176     $           25,000
                                                                                      ------------------     ------------------
                                                                                      ------------------     ------------------


See Accompanying Independent Auditor's Report and Notes to the Financial
Statement

                       ATLANTIC SYNDICATION NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            FEBRUARY 28,1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         Atlantic Syndication Network, Inc. (ASNI), prepares its books and records on the accrual basis for financial reporting and the cash basis for income taxes. The accompanying financial statements represent the transactions for the fiscal year ending February 28, 1999 and 1998.

         BUSINESS ACTIVITY

         The Registrant incorporated September 25, 1978 under the laws of the State of Nevada, under the name of Casino Consultant's, Inc. On September 15, 1992, the Registrant was renamed to Atlantic Syndication Network, Inc. and then immediately renamed to Ad Show Network, Inc. It was later renamed again to Atlantic Syndication Network, Inc., on May 25, 1995.

         The Company concentrates on the development, production, and distribution of niche- market television programs, ancillary products and films designed for domestic and international markets.

         The Company is authorized to issue up to 50,000,000 shares of common stock, par value $0.001 and 500,000 shares of preferred stock, par value $0.01.

         ASSETS HELD FOR SALE

         In 1994, the Registrant discontinued use of some of its equipment. As of February 28, 1998, part of the equipment remained unsold, despite management intention to have it all sold. Consequently, management wrote down the cost by $10,000 during fiscal year ending February 28, 1999. Management anticipates selling all such equipment within the next fiscal year ending February 29, 2000.

         PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

         Property and equipment are valued at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets. Useful lives of the respective assets are five years. Initial organization costs and franchise development costs are fully amortized. Fully depreciated assets are written off the year after they are fully depreciated or amortized.

         Upon the sale or retirement of property and equipment the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is recorded. Repairs and maintenance expenditures that do not extend the useful lives are included in expense during the period they are incurred.

                       ATLANTIC SYNDICATION NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            FEBRUARY 28,1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         PROJECTS DEVELOPMENT COSTS

         The Registrant determines the cost outlays incurred on project development costs by assigning all direct costs and a portion of indirect costs to the projects worked on. It then capitalizes those costs incurred in projects determined to have an extended useful life beyond the current year.

         Development and production of shows may or may not be used more than once. This in large measure is because of the technological changes that continually occur in the communication and media fields. Consequently, the Company has opted to write off the costs of developing and producing show materials used by the Company over time instead of by use. The Company presently amortizes such costs over 5 years on a straight line basis.

         The Company evaluates the status of project development costs. If the Company determines the net book value of product development costs as capitalized as "other assets"on the balance sheet is worth less than what is reported on the financial statements it will write the asset down.

         USE OF ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         IMPAIRMENT OF LONG-LIVED ASSETS

         It is the Company's policy to periodically evaluate the economic recover ability of all of its long-lived assets. In accordance with that policy, when the Company determines that an asset has been impaired, it recognizes the loss on the basis of the discounted future cash flows expected from the asset.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

                       ATLANTIC SYNDICATION NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            FEBRUARY 28,1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

         Cash and cash equivalents, prepaid media, receivables, notes payable and accounts payable, refundable deposits, due to stockholder, deferred income:

                  The carrying amounts approximate fair value because of the short maturity of these instruments.

         Investments:

                  Market price of stock (the only investment). Investments are reduced to market value in the event cost exceeds market. At February 28, 1999 there is no investment. At February 28, 1998 the investment cost $8,750 while the market value on the stock exchange for the investment was $5,620. The carrying amount on the financial statement was reduced to fair value of $5, 620.

         Long-term liabilities:

                  The carrying amounts of the Registrant's borrowing (See note
                  3) under its short-term, convertible notes and revolving credit card agreements approximate fair value because the interest rates are either fixed or vary based on floating rates identified by reference to market rates. The carrying amounts and fair values of long-term debt are approximated to be one and the same at February 28, 1999 and 1998 respectively.

         REVENUE RECOGNITION

         Revenue is recognized from sales other than long term contracts when a product is shipped, a show is aired on the media, and services including consulting are performed. Revenue on long term contracts is accounted for principally by the percentage of completion, or at the completion of contractual billing milestones when possible. At February 28, 1999 and 1998 there are no long term contracts requiring revenue recognition.

         INCOME TAXES

         The Company has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liability for the expected future consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

                       ATLANTIC SYNDICATION NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            FEBRUARY 28,1999 AND 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

         STATEMENT OF CASH FLOWS

         For purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

         NET INCOME (LOSS) PER SHARE

         Primary net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding.

         RECLASSIFICATION

         The liabilities and equity as of February 28, 1998 have been reported in these financial statements in a manner consistent with those reported as of February 28, 1999 and are not necessarily as they were reported in the prior audited financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT


         Property and equipment consisted of the following at February 28,

                                                                            1999             1998
                                                                         ----------       ----------
           Tools                                                         $    6,000       $    6,000
           Office Equipment                                                 116,277          113,277
           Software                                                          58,252           58,252
                                                                         ----------       ----------
                Total Property and Equipment                                180,529          177,529
                (Less) Accumulated Depreciation                            (157,155)        (149,305)
                                                                         ----------       ----------

                Total Property and Equipment, Net                        $   23,374       $   28,224
                                                                         ----------       ----------
                                                                         ----------       ----------


                       ATLANTIC SYNDICATION NETWORK, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            FEBRUARY 28,1999 AND 1998


NOTE 3 - TERM DEBT


     Term debt consisted of the following at February 28,

     NOTE PAYABLE                                                                        1999              1998
                                                                                     -------------     -------------
     Payable to a financial institution, secured by selected
     equipment, monthly payment $362 for 51 months,
     interest at 21.3%.                                                                    $10,354     $      12,081

     NOTES PAYABLE
     Over the years, the Company has issued unsecured demand notes payable to trade accounts payable creditors.
     The aggregate unpaid balance at February 28 was:                                       28,515            19,000

     CREDIT CARDS
     Pledged by personal guarantee of major stockholder                                     10,485            11,049

     CONVERTIBLE NOTES PAYABLE
     Under a private placement issue, stock is sold along with convertible notes (See Note 5). Since these unsecured notes can be converted to stock, they are reported as
     long-term debt.                                                                        38,178            41,363
                                                                                     -------------     -------------

     Total Notes Payable                                                                   87,532             83,493

     (Less) Current Portion                                                                (7,074)            (7,830)
                                                                                     -------------     -------------

     Total Long-Term Debt                                                            $      80,458     $      75,663
                                                                                     -------------     -------------
                                                                                     -------------     -------------



     Scheduled future maturities of notes payable at February 28, 1999 are as follows:

                           Year Ending
                           February 28
                           -----------
                           2000                               $ 7,074
                           2001                                 7,086
                           2002                                12,726
                           2003                                 4,652
                           2004                                17,816
                           2005 & After                        38,178
                                                              -------

                           Total                              $87,532
                                                              -------
                                                              -------

                                     PAGE 10

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 29, 1999 AND 1998


NOTE 4 - RELATED PARTY TRANSACTIONS                                                      1999               1998
         --------------------------                                                    ---------          --------
         Monies have been advanced to the Company by the Company's principal shareholder. All amounts due to stockholder are from short term borrowings remaining unpaid at February 28, 1999 and 1998. Interest of
         $10,305 has been accrued on the outstanding balance of February 28,
         1999, computed at 14%. No interest is accrued for February 28, 1998.
         The amount advanced at February 28 is:                                         $ 83,915          $106,326
                                                                                        --------          --------
                                                                                        --------          --------

         During the year ended February 28, 1999 the Registrant issued 50,000 shares of stock to the son of the principal shareholder for working in the production of graphics, design of project and editing. Another 100,000 shares were issued for consulting services to a shareholder who serves on the Board of Directors. The Registrant's attorney received 200,000 for consulting services. All stock issued was in lieu of cash payment for services performed.

         During the year ended February 28, 1998 the Registrant issued 5,000,000 shares to the principal shareholder for management services and in lieu of cash payments for services performed.

NOTE 5 - COMMON STOCK

         In August 1994, the Company held a private placement offering for 70 investment units. Each unit consists of 3,200 shares of common stock and one $2,400, 10%, three-year convertible note. Each $2,400 note is convertible to common shares of Company stock if converted within three years at the option of the stockholder. Each $2,400 note may be converted into:

                  THREE THOUSAND (3,000) shares of common stock within 6 months from the date of issuance at $.80 and/or

                  TWO THOUSAND (2,000) shares of common stock within 18 months from the date of issuance at $1.20 and/or

                  TWELVE HUNDRED (1,200) shares of common stock within 30 months from the date of issuance at $2.00 and/or

                  ONE THOUSAND (1,000) shares of common stock on or within 36 months at $2.40 and/or at the time the note is all due and payable.

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 29, 1999 AND 1998

NOTE 5 - COMMON STOCK - CONTINUED

         The notes may be repayable in whole or in part (in minimum increments of $2,400) after 90 days from issuance, at the option of the Company, at 100% of the principal amount owed together with interest thereon payable to the date of prepayment.

         Nearly all stock authorized to issue pursuant to the August 1994 private placement offering have been sold and issued.

         As of February 28, 1999, there are 13,667,100 shares issued and outstanding. Of this amount, 857,500 shares are free trading whereas 12,809,600 shares have been or still are restricted subject to Rule 144 of the 1933 Securities and Exchange Act.


NOTE 6 - LEASE COMMITMENTS

         In July 1997, the Company entered into two equipment leases for equipment used in producing shows. The Company pays a total of $1,540 monthly for 5 years (to July 2002). At the end of the lease period the Company can buy the equipment for approximately $3,000.

         The Registrant rents production facilities in California and office space in Nevada. The production facilities lease expired during fiscal year ending February 28, 1997 and has not been renewed. The Registrant in contemplating moving from its present production facilities. Both are rented on a month-to-month basis and are not capitalized leases.

NOTE 7 - DEPOSIT FOR PROJECT DEVELOPMENT

         In January 1999, the Registrant received $100,000 as an investment on a production project. Management believes the committed project will be completed and ready for marketing by February 28, 2000. The project entails developing and marketing an infomercial to promote video-tapes related to drug and alcohol addiction. The Registrant and the investor in this project have entered into a profit participation agreement that takes affect after marketing begins. All costs associated with the development and marketing of this project are reimbursed by the project before profits are disbursed. Rights to the project remain in the hands of the Registrant.

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 29, 1999 AND 1998

NOTE 8 - FORGIVENESS OF DEBT

         The Registrant rents production facilities in a building in Hollywood, California. During the past 3 years this building went through multiple ownership and management changes as well as building renovations. During this period, several tenants, including the Registrant, was not required to pay all of their regular rents. When the current owners took over, the previous owners forgave unpaid rents due by tenants, including the Registrant. The Registrant received a total of $9,900 forgives of debt of unpaid rent accrued during the years ending February 28, 1998 and 1997. Total debt forgiveness as of February 28, 1999 and 1998 are $9,900 and $0, respectively.

NOTE 9 - INCOME TAXES


         (Loss) before income taxes at February 28, 1999
         and 1998 consisted of:
                                                                                           1999               1998
                                                                                        ---------           ---------
         Total                                                                          $      -            $      -
                                                                                        ---------           ---------
                                                                                        ---------           ---------
         The provision for income taxes at February 28,
         1999 and 1998 consisted of:                                                       1999                1998
                                                                                        ---------           ---------

         Current income taxes
           Federal                                                                      $      -            $      -
           State (Nevada)                                                                      -                   -
                                                                                        ---------           ---------

         Total                                                                          $      -            $      -
                                                                                        ---------           ---------
                                                                                        ---------           ---------

         The provision for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate to income
         (loss) before income taxes. The items causing this difference at
         February 28, 1999 and 1998 are:
                                                                                           1999                1998
                                                                                        ---------           ---------
         Tax expense (benefit) at U.S. statutory rate                                   $ 158,000           $ 157,900
         State income taxes, net of Federal benefit (Nevada)                                   -                   -
         Change in valuation allowance                                                   (154,700)           (151,400)
         Accounts payable                                                                (  3,300)           (  6,500)
         Accounts receivable                                                                   -                   -
                                                                                        ---------           ---------

         Total                                                                          $      -            $      -
                                                                                        ---------           ---------
                                                                                        ---------           ---------

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 29, 1999 AND 1998


NOTE 9 - INCOME TAXES - CONTINUED

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 28, 1999 and 1998 are:


                                                                               1999                  1998
                                                                          ------------          ------------
         Deferred tax assets:
           Accounts receivable                                             $        -            $       -
           Net operating loss carryforward                                   1,053,424             1,052,633
                                                                          ------------          ------------

         Total gross deferred tax assets                                     1,053,424             1,052,633

         (Less) valuation allowance                                         (1,031,756)           (1,009,449)
                                                                          ------------          ------------

         Net deferred tax assets                                                21,668                43,184
                                                                          ------------          ------------

         Deferred tax liabilities:
           Accounts payable                                                     21,668                43,184
                                                                          ------------          ------------

         Total gross deferred tax liabilities                                   21,668                43,184
                                                                          ------------          ------------

         Net deferred tax                                                  $        -            $       -
                                                                          ------------          ------------
                                                                          ------------          ------------

         The valuation allowance for deferred tax assets as of February 28, 1999 and 1998 was $1,031,756 and $1,009,449, respectively. The net change in the total valuation allowance for the years ended February 28, 1999 and 1998 was an increase of $22,307 and an increase of $222,456, respectively.

         There were no cash payments for income taxes in fiscal years 1999 and 1998, respectively.

         As of February 28, 1999, the Registrant has available for income tax purposes approximately $158,000 in federal net operating loss carry forwards which may be used to offset future taxable income. These loss carry forwards begin to expire in fiscal year 2008. Should the Registrant undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Registrant's tax net operating loss carry forwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of these losses.

                       ATLANTIC SYNDICATION NETWORK, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 29, 1999 AND 1998


NOTE 10 - FINANCIAL CONDITION

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company had sustained substantial operating losses in recent years, but the year ending February 28, 1999 was essentially a break even.

         Also, different from the prior years, the Company has a strong cash position at February 28, 1999 of over $165,000 of which $100,000 is from a deposit for project development towards production work to do during fiscal year February 28, 2000.

         Also, Stockholders' equity has increased from $24,000 to $155,000. Management is taking steps to keep the Company reporting and listed as required by the Securities and Exchange Commission. Management is seeking additional fundings through revenues and stock issues. In addition, during March 1999 - subsequent to the year ending February 28, 1999 - two creditors converted $14,670 of long term debt into 29,340 shares of common stock. This effectively reduced the debt of the Company by $14,670.

         Because of the financial results of fiscal year ending February 28, 1999 and subsequent events as described in this footnote, management is taking necessary steps to ensure the Company remains a going concern.

NOTE 11 - SUBSEQUENT EVENT (UNAUDITED)

         On May 4, 1999 the Board of Directors approved a stock warrant plan. The stock warrant plan provides for two members of the Board of Directors to receive a total of 325,000 stock warrants giving them the right to buy 325,000 shares of stock at $ .25 per share. This right to exercise any or all stock warrants expires February 28, 2009. The total cost of the stock warrants is $ .001 per warrant, fully paid in services provided of $325.

                                    EXHIBITS

EXHIBIT NO.                DESCRIPTION

6.2                        PROFIT PARTICIPATION AGREEMENT

6.3                        AGREEMENT WITH PROMOTION PUBLISHING COMPANY.